13012388

na 3/1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52501

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____________ AND ENDING ____________
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nelnet Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG

(Name – *if individual, state last, first, middle name*)

Suite 1501 222 South 15th street, Omaha, NE 68102

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2013
14 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 3/4/13

KPMG

NELNET CAPITAL, L.L.C.

Financial Statements and Supplemental Schedules Pursuant to
Rule 17a-5 of the Securities and Exchange Commission

December 31, 2012

(With Reports of Independent Registered Public Accounting Firm Thereon)

SEC
Mail Processing
Section
FEB 27 2013
Washington DC
400

KPMG

KPMG LLP
Suite 1501
222 South 15th Street
Omaha, NE 68102-1610

Suite 1600
233 South 13th Street
Lincoln, NE 68508-2041

Report of Independent Registered Public Accounting Firm

The Board of Directors
Nelnet Capital, L.L.C.:

We have audited the accompanying financial statements of Nelnet Capital, L.L.C. (the Company), which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nelnet Capital, L.L.C. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a

required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

Lincoln, Nebraska
February 25, 2013

NELNET CAPITAL, L.L.C.

Statement of Financial Condition

December 31, 2012

Assets

Cash and cash equivalents – held at related party	$	1,316,102
Cash deposit with clearing broker		30,000
Investments		10,461,223
Other accounts receivable from a related party		12,700
Other accounts receivable		117
Furniture and equipment, less accumulated depreciation of $12,544		3,082
Prepaid expenses and other assets		2,686
Total assets	$	11,825,910

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	29,503
Member's equity:		
Contributed capital		550,000
Retained earnings		11,246,407
Total member's equity		11,796,407
Total liabilities and member's equity	$	11,825,910

See accompanying notes to financial statements.

NELNET CAPITAL, L.L.C.

Statement of Income

Year ended December 31, 2012

Revenues:		
Commissions, net of commissions incurred of $91,536	$	64,445
Placement fee income		51,399
Management fee income		300,000
Interest income		179,205
Gain on sale of investments		1,458,563
Unrealized gain on investments		253,893
Other revenue		47
Total revenues		2,307,552
Expenses:		
Employee compensation and benefits		327,191
General and administration		121,110
Professional and consulting fees		46,182
Licenses and registration		2,767
Depreciation		1,515
Communications		2,859
Total expenses		501,624
Net income	$	1,805,928

See accompanying notes to financial statements.

NELNET CAPITAL, L.L.C.

Statement of Member's Equity

Year ended December 31, 2012

	Contributed capital	Retained earnings	Member's equity
Balance at December 31, 2011	$ 550,000	9,440,479	9,990,479
Net income	—	1,805,928	1,805,928
Balance at December 31, 2012	$ 550,000	11,246,407	11,796,407

See accompanying notes to financial statements.

NELNET CAPITAL, L.L.C.

Statement of Cash Flows

Year ended December 31, 2012

Cash flows from operating activities:	
Net income	$ 1,805,928
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,515
Unrealized gain on investments	(253,893)
Gain on sale of investments	(1,458,563)
Proceeds from sales of investments	25,915,563
Purchases of investments	(25,950,738)
Increase in prepaid expenses and other assets	(1,799)
Decrease in commissions receivable from a related party	16,500
Increase in other accounts receivable from a related party	(700)
Decrease in other accounts receivable	43,071
Decrease in accounts payable and accrued expenses	(7,884)
Net cash provided by operating activities	109,000
Net increase in cash and cash equivalents	109,000
Cash and cash equivalents at beginning of year	1,207,102
Cash and cash equivalents at end of year	$ 1,316,102

See accompanying notes to financial statements.

(1) Organization and Nature of Business

Nelnet Capital, L.L.C. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The registration is necessary for the Company to conduct its investment brokerage activities. The Company holds no customer accounts. Nelnet Capital, L.L.C. is a wholly owned subsidiary of Nelnet, Inc.

The Company provides introductory brokerage services. All securities transactions are settled through a clearing broker or directly with mutual funds or annuity companies on a fully disclosed basis. Custody of securities owned by the customers of the Company is maintained by a third party. Investment products include common stocks, bonds, and mutual funds.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities, reported amounts of revenues and expenses, and other disclosures. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all investments with maturities when purchased of three months or less to be cash equivalents.

(c) Deposit with Clearing Broker

The Company's deposit with clearing broker is held in a federally insured brokerage account subject to use restrictions and consists of money market funds.

(d) Other Accounts Receivable

Receivables are presented at their net realizable values. Allowance estimates are based upon individual customer experience and likelihood of collection. As of December 31, 2012, there was no allowance balance.

(e) Furniture and Equipment

Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful life of the assets of 7 years.

(f) Investments

Investments are held to provide liquidity and to serve as a source of income. The Company's investments are classified as trading, and such securities are accounted for at fair value with unrealized gains and losses included on the statement of income.

(Continued)

(g) Fair Value Measurements

The Company uses estimates of fair value in applying various accounting standards for its financial statements.

Fair value is defined as the price to sell an asset or transfer a liability in an orderly transaction between willing and able market participants. In general, the Company's policy in estimating fair values is to first look at observable market prices for identical assets and liabilities in active markets, where available. When these are not available, other inputs are used to model fair value such as prices of similar instruments, yield curves, volatilities, prepayment speeds, default rates, and credit spreads, relying first on observable data from active markets. Depending on current market conditions, additional adjustments to fair value may be based on factors such as liquidity, credit, and bid/offer spreads. Transaction costs are not included in the determination of fair value. When possible, the Company seeks to validate the model's output to market transactions. Depending on the availability of observable inputs and prices, different valuation models could produce materially different fair value estimates. The values presented may not represent future fair values and may not be realizable. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future values.

The Company categorizes its fair value estimates based on a hierarchical framework associated with three levels of price transparency utilized in measuring financial instruments at fair value. Classification is based on the lowest level of input that is significant to the fair value of the instrument. The three levels include:

- Level 1: Quoted prices for identical instruments in active markets. The types of financial instruments included in Level 1 are highly liquid instruments with quoted prices.
- Level 2: Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations whose inputs are observable or whose primary value drivers are observable.
- Level 3: Instruments whose primary value drivers are unobservable. Inputs are developed based on the best information available; however, significant judgment is required by management in developing the inputs.

The Company's accounting policy is to recognize transfers between levels of the fair value hierarchy at the end of the reporting period.

Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available for identical or similar instruments, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

(h) *Revenue Recognition*

- *Commissions* – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company receives commission and fee income directly from the respective mutual fund.
- *Placement Fee Income* – Placement fee income is earned by investing bond and note proceeds on behalf of the issuer of the bonds or notes. Placement fee income is recognized at the time the bond and note proceeds are invested and the income is determinable.
- *Management Fee Income* – Management fee income is earned by providing services to Nelnet, Inc. and is recognized when earned.

(i) *Income Taxes*

In accordance with the limited liability company filing status, all income of the Company is taxable at the members' level. Due to the Company being a 100% subsidiary of Nelnet, Inc., it is considered a disregarded entity for income tax purposes and its taxable income will be reported by Nelnet, Inc.

If the Company were a C corporation and required to record income taxes, the impact would have been an income tax expense of approximately $650,000 for the year ended December 31, 2012.

The Company recognizes and measures its recognized tax benefits by assessing the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company records interest and penalties related to unrecognized tax benefits in its provision for income taxes.

(3) Investments

Investments are comprised of $10,461,223 of student loan auction rate asset-backed securities. Proceeds from the sale of investments during 2012 were $25,915,563 resulting in a net realized gain of $1,458,563. Realized gains and losses from the sale of investments are computed under the specific-identification method and are included in the statement of income.

(4) Fair Value

The Company's financial assets that are measured at fair value on a recurring basis are comprised of $10,461,223 of student loan auction rate asset-backed securities, which are classified as Level 2 in the hierarchical framework. The fair value for the student loan auction rate asset-backed securities is determined using indicative quotes from broker dealers or an income approach valuation technique (present value using the discount rate adjustment technique) that considers, among other things, rates currently observed in publicly traded debt markets for debt of similar terms to companies with comparable credit risk.

The remaining financial assets, which are not measured at fair value on a recurring basis, include cash and cash equivalents of $1,316,102 and a cash deposit with a clearing broker of $30,000 as of December 31,

2012. The carrying amount of these assets approximates fair value due to the short maturities of these instruments.

(5) Related-Party Transactions

Revenues include $300,000 of management fee income earned by providing monthly services to Nelnet, Inc. pursuant to an agreement.

During 2012, the Company paid related parties approximately $92,000 in commissions and $36,000 for payroll costs. These costs represent allocations of payroll and commission costs for services rendered. The Company had receivables from related parties of $12,700 at December 31, 2012.

(6) Commitments and Contingencies

In the normal course of business, the Company enters into transactions to buy and sell securities with other broker/dealers in order to fill its customer orders. The risk of customers' failure to settle securities transactions is borne by the Company. As the clearing broker's right to charge the Company for customer failure has no maximum amount and applies to all trades executed on the Company's behalf, the Company believes there is no maximum amount assignable to this right over the term of the guarantee. The Company may be required, in the unlikely event of nondelivery of securities owed by other broker/dealers, to purchase or sell the securities in the open market to correct a failed settlement. It is the Company's policy to charge to the statement of income any losses resulting from failed settlements. At December 31, 2012, the Company had no exposure for failed settlements.

Securities transactions with other broker/dealers and customers can result in concentrations of credit risk. Credit risk is the amount of accounting loss the Company would incur if other broker/dealers or the customer failed to perform its obligations under contractual terms. The Company has established policies and procedures designed to reduce the likelihood that such transactions would have a material effect on the Company's financial position.

The Company, because of the nature of its business, is at all times subject to numerous legal actions, threatened or filed.

(7) Regulatory Matters

(a) Focus Report

The Company's member's equity, as reported in the financial statements, is equal to that reported in the schedule accompanying the financial statements and the Form X-17A-5, Part IIA.

The Company has $10,461,223 invested in student loan asset-backed securities. These investments are reported as other securities on the Company's Focus Report.

(Continued)

(b) Net Capital Requirement

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Because the Company holds no customer accounts, SEC Rule 15c3-1 requires the Company to maintain minimum net capital of $250,000. At December 31, 2012, the Company had net capital, as defined and as adjusted, of $9,143,912.

(8) Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through February 25, 2013, the date at which the financial statements were available to be issued.

Schedule I

NELNET CAPITAL, L.L.C.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2012

Total member's equity (from statement of financial condition)	$	11,796,407
Deduct member's equity not allowable for net capital		—
Total member's equity qualified for net capital		11,796,407
Deduct nonallowable assets:		
Prepaid expenses, other receivables, securities not readily marketable, and other assets		15,503
Furniture and equipment, net		3,082
		18,585
Net capital before haircuts on securities positions		11,777,822
Haircuts on securities (computed pursuant to Rule 15c3-1)		2,633,910
Net capital	$	9,143,912

Computation of Basic Net Capital Requirement

Minimum net capital required (6.67% of aggregate indebtedness)	$	—
Minimum dollar net capital requirement of reporting broker or dealer		250,000
Net capital requirement		250,000
Excess net capital		8,893,912
Excess net capital at 1000%		8,843,912

Computation of Aggregate Indebtedness

Total liabilities to be included in computation of aggregate indebtedness	$	—
Deduct adjustments based on deposits in Special Reserve Bank accounts (Rule 15c3-1(c)(1)(vii))		—
Total aggregate indebtedness	$	—
Ratio of aggregate indebtedness to net capital		—

The Company claims exemption under Rule 15c3-3(k)(1).

See accompanying report of independent registered public accounting firm.

Schedule II

NELNET CAPITAL, L.L.C.

Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2012

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph k(2)(ii).

See accompanying report of independent registered public accounting firm.

NELNET CAPITAL, L.L.C.

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2012

There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2012.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
Suite 1501
222 South 15th Street
Omaha, NE 68102-1610

Suite 1600
233 South 13th Street
Lincoln, NE 68508-2041

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
Nelnet Capital, L.L.C.:

In planning and performing our audit of the financial statements of Nelnet Capital, L.L.C. (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Lincoln, Nebraska
February 25, 2013

KPMG

NELNET CAPITAL, L.L.C.

General Assessment Reconciliation (Form SIPC-7)

Agreed-Upon Procedures

February 25, 2013

KPMG

KPMG LLP
Suite 1501
222 South 15th Street
Omaha, NE 68102-1610

Suite 1600
233 South 13th Street
Lincoln, NE 68508-2041

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Nelnet Capital, L.L.C.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Nelnet Capital, L.L.C. (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representations regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (including check requisition forms and check copies) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012 with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (including general ledger detail, expense invoices, and financial statements) noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Lincoln, Nebraska
February 25, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2012
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Nelnet Capital, LLC
PO Box 82618
Lincoln, NE 68501-2618

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Charles Norris 402-458-2233

2. A.	General Assessment (item 2e from page 2)	$5,968
B.	Less payment made with SIPC-6 filed (exclude interest) 7/25/2012 (Date Paid)	(944)
C.	Less prior overpayment applied	(2,095)
D.	Assessment balance due or (overpayment)	2,929
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$2,929
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $2,929	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Nelnet Capital, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 5 day of February, 2013.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 12 and ending December 31, 20 12
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,399,088
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	12,000
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	12,000
2d. SIPC Net Operating Revenues	$ 2,387,088
2e. General Assessment @ .0025	$ 5,968

(to page 1, line 2.A.)

KPMG

NELNET CAPITAL, L.L.C.

Financial Statements and Supplemental Schedules Pursuant to
Rule 17a-5 of the Securities and Exchange Commission

December 31, 2012

(With Reports of Independent Registered Public Accounting Firm Thereon)

KPMG LLP
Suite 1501
222 South 15th Street
Omaha, NE 68102-1610

Suite 1600
233 South 13th Street
Lincoln, NE 68508-2041

Report of Independent Registered Public Accounting Firm

The Board of Directors
Nelnet Capital, L.L.C.:

We have audited the accompanying financial statements of Nelnet Capital, L.L.C. (the Company), which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nelnet Capital, L.L.C. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a

required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

Lincoln, Nebraska
February 25, 2013

NELNET CAPITAL, L.L.C.

Statement of Financial Condition

December 31, 2012

Assets

Cash and cash equivalents – held at related party	$	1,316,102
Cash deposit with clearing broker		30,000
Investments		10,461,223
Other accounts receivable from a related party		12,700
Other accounts receivable		117
Furniture and equipment, less accumulated depreciation of $12,544		3,082
Prepaid expenses and other assets		2,686
Total assets	$	11,825,910

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	29,503
Member's equity:		
Contributed capital		550,000
Retained earnings		11,246,407
Total member's equity		11,796,407
Total liabilities and member's equity	$	11,825,910

See accompanying notes to financial statements.

NELNET CAPITAL, L.L.C.

Statement of Income

Year ended December 31, 2012

Revenues:		
Commissions, net of commissions incurred of $91,536	$	64,445
Placement fee income		51,399
Management fee income		300,000
Interest income		179,205
Gain on sale of investments		1,458,563
Unrealized gain on investments		253,893
Other revenue		47
Total revenues		2,307,552
Expenses:		
Employee compensation and benefits		327,191
General and administration		121,110
Professional and consulting fees		46,182
Licenses and registration		2,767
Depreciation		1,515
Communications		2,859
Total expenses		501,624
Net income	$	1,805,928

See accompanying notes to financial statements.

NELNET CAPITAL, L.L.C.

Statement of Member's Equity

Year ended December 31, 2012

		Contributed capital	Retained earnings	Member's equity
Balance at December 31, 2011	$	550,000	9,440,479	9,990,479
Net income		—	1,805,928	1,805,928
Balance at December 31, 2012	$	550,000	11,246,407	11,796,407

See accompanying notes to financial statements.

NELNET CAPITAL, L.L.C.

Statement of Cash Flows

Year ended December 31, 2012

Cash flows from operating activities:		
Net income	$	1,805,928
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		1,515
Unrealized gain on investments		(253,893)
Gain on sale of investments		(1,458,563)
Proceeds from sales of investments		25,915,563
Purchases of investments		(25,950,738)
Increase in prepaid expenses and other assets		(1,799)
Decrease in commissions receivable from a related party		16,500
Increase in other accounts receivable from a related party		(700)
Decrease in other accounts receivable		43,071
Decrease in accounts payable and accrued expenses		(7,884)
Net cash provided by operating activities		109,000
Net increase in cash and cash equivalents		109,000
Cash and cash equivalents at beginning of year		1,207,102
Cash and cash equivalents at end of year	$	1,316,102

See accompanying notes to financial statements.

(1) Organization and Nature of Business

Nelnet Capital, L.L.C. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The registration is necessary for the Company to conduct its investment brokerage activities. The Company holds no customer accounts. Nelnet Capital, L.L.C. is a wholly owned subsidiary of Nelnet, Inc.

The Company provides introductory brokerage services. All securities transactions are settled through a clearing broker or directly with mutual funds or annuity companies on a fully disclosed basis. Custody of securities owned by the customers of the Company is maintained by a third party. Investment products include common stocks, bonds, and mutual funds.

(2) Summary of Significant Accounting Policies

(a) *Use of Estimates*

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities, reported amounts of revenues and expenses, and other disclosures. Actual results could differ from those estimates.

(b) *Cash and Cash Equivalents*

For purposes of the statement of cash flows, the Company considers all investments with maturities when purchased of three months or less to be cash equivalents.

(c) *Deposit with Clearing Broker*

The Company's deposit with clearing broker is held in a federally insured brokerage account subject to use restrictions and consists of money market funds.

(d) *Other Accounts Receivable*

Receivables are presented at their net realizable values. Allowance estimates are based upon individual customer experience and likelihood of collection. As of December 31, 2012, there was no allowance balance.

(e) *Furniture and Equipment*

Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful life of the assets of 7 years.

(f) *Investments*

Investments are held to provide liquidity and to serve as a source of income. The Company's investments are classified as trading, and such securities are accounted for at fair value with unrealized gains and losses included on the statement of income.

(Continued)

(g) Fair Value Measurements

The Company uses estimates of fair value in applying various accounting standards for its financial statements.

Fair value is defined as the price to sell an asset or transfer a liability in an orderly transaction between willing and able market participants. In general, the Company's policy in estimating fair values is to first look at observable market prices for identical assets and liabilities in active markets, where available. When these are not available, other inputs are used to model fair value such as prices of similar instruments, yield curves, volatilities, prepayment speeds, default rates, and credit spreads, relying first on observable data from active markets. Depending on current market conditions, additional adjustments to fair value may be based on factors such as liquidity, credit, and bid/offer spreads. Transaction costs are not included in the determination of fair value. When possible, the Company seeks to validate the model's output to market transactions. Depending on the availability of observable inputs and prices, different valuation models could produce materially different fair value estimates. The values presented may not represent future fair values and may not be realizable. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future values.

The Company categorizes its fair value estimates based on a hierarchical framework associated with three levels of price transparency utilized in measuring financial instruments at fair value. Classification is based on the lowest level of input that is significant to the fair value of the instrument. The three levels include:

- Level 1: Quoted prices for identical instruments in active markets. The types of financial instruments included in Level 1 are highly liquid instruments with quoted prices.
- Level 2: Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations whose inputs are observable or whose primary value drivers are observable.
- Level 3: Instruments whose primary value drivers are unobservable. Inputs are developed based on the best information available; however, significant judgment is required by management in developing the inputs.

The Company's accounting policy is to recognize transfers between levels of the fair value hierarchy at the end of the reporting period.

Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available for identical or similar instruments, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

(h) Revenue Recognition

- *Commissions* – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company receives commission and fee income directly from the respective mutual fund.
- *Placement Fee Income* – Placement fee income is earned by investing bond and note proceeds on behalf of the issuer of the bonds or notes. Placement fee income is recognized at the time the bond and note proceeds are invested and the income is determinable.
- *Management Fee Income* – Management fee income is earned by providing services to Nelnet, Inc. and is recognized when earned.

(i) Income Taxes

In accordance with the limited liability company filing status, all income of the Company is taxable at the members' level. Due to the Company being a 100% subsidiary of Nelnet, Inc., it is considered a disregarded entity for income tax purposes and its taxable income will be reported by Nelnet, Inc.

If the Company were a C corporation and required to record income taxes, the impact would have been an income tax expense of approximately $650,000 for the year ended December 31, 2012.

The Company recognizes and measures its recognized tax benefits by assessing the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company records interest and penalties related to unrecognized tax benefits in its provision for income taxes.

(3) Investments

Investments are comprised of $10,461,223 of student loan auction rate asset-backed securities. Proceeds from the sale of investments during 2012 were $25,915,563 resulting in a net realized gain of $1,458,563. Realized gains and losses from the sale of investments are computed under the specific-identification method and are included in the statement of income.

(4) Fair Value

The Company's financial assets that are measured at fair value on a recurring basis are comprised of $10,461,223 of student loan auction rate asset-backed securities, which are classified as Level 2 in the hierarchical framework. The fair value for the student loan auction rate asset-backed securities is determined using indicative quotes from broker dealers or an income approach valuation technique (present value using the discount rate adjustment technique) that considers, among other things, rates currently observed in publicly traded debt markets for debt of similar terms to companies with comparable credit risk.

The remaining financial assets, which are not measured at fair value on a recurring basis, include cash and cash equivalents of $1,316,102 and a cash deposit with a clearing broker of $30,000 as of December 31,

(Continued)

2012. The carrying amount of these assets approximates fair value due to the short maturities of these instruments.

(5) Related-Party Transactions

Revenues include $300,000 of management fee income earned by providing monthly services to Nelnet, Inc. pursuant to an agreement.

During 2012, the Company paid related parties approximately $92,000 in commissions and $36,000 for payroll costs. These costs represent allocations of payroll and commission costs for services rendered. The Company had receivables from related parties of $12,700 at December 31, 2012.

(6) Commitments and Contingencies

In the normal course of business, the Company enters into transactions to buy and sell securities with other broker/dealers in order to fill its customer orders. The risk of customers' failure to settle securities transactions is borne by the Company. As the clearing broker's right to charge the Company for customer failure has no maximum amount and applies to all trades executed on the Company's behalf, the Company believes there is no maximum amount assignable to this right over the term of the guarantee. The Company may be required, in the unlikely event of nondelivery of securities owed by other broker/dealers, to purchase or sell the securities in the open market to correct a failed settlement. It is the Company's policy to charge to the statement of income any losses resulting from failed settlements. At December 31, 2012, the Company had no exposure for failed settlements.

Securities transactions with other broker/dealers and customers can result in concentrations of credit risk. Credit risk is the amount of accounting loss the Company would incur if other broker/dealers or the customer failed to perform its obligations under contractual terms. The Company has established policies and procedures designed to reduce the likelihood that such transactions would have a material effect on the Company's financial position.

The Company, because of the nature of its business, is at all times subject to numerous legal actions, threatened or filed.

(7) Regulatory Matters

(a) Focus Report

The Company's member's equity, as reported in the financial statements, is equal to that reported in the schedule accompanying the financial statements and the Form X-17A-5, Part IIA.

The Company has $10,461,223 invested in student loan asset-backed securities. These investments are reported as other securities on the Company's Focus Report.

(Continued)

(b) Net Capital Requirement

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Because the Company holds no customer accounts, SEC Rule 15c3-1 requires the Company to maintain minimum net capital of $250,000. At December 31, 2012, the Company had net capital, as defined and as adjusted, of $9,143,912.

(8) Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through February 25, 2013, the date at which the financial statements were available to be issued.

Schedule I

NELNET CAPITAL, L.L.C.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2012

Total member's equity (from statement of financial condition)	$	11,796,407
Deduct member's equity not allowable for net capital		—
Total member's equity qualified for net capital		11,796,407
Deduct nonallowable assets:		
Prepaid expenses, other receivables, securities not readily marketable, and other assets		15,503
Furniture and equipment, net		3,082
		18,585
Net capital before haircuts on securities positions		11,777,822
Haircuts on securities (computed pursuant to Rule 15c3-1)		2,633,910
Net capital	$	9,143,912

Computation of Basic Net Capital Requirement

Minimum net capital required (6.67% of aggregate indebtedness)	$	—
Minimum dollar net capital requirement of reporting broker or dealer		250,000
Net capital requirement		250,000
Excess net capital		8,893,912
Excess net capital at 1000%		8,843,912

Computation of Aggregate Indebtedness

Total liabilities to be included in computation of aggregate indebtedness	$	—
Deduct adjustments based on deposits in Special Reserve Bank accounts (Rule 15c3-1(c)(1)(vii))		—
Total aggregate indebtedness	$	—
Ratio of aggregate indebtedness to net capital		—

The Company claims exemption under Rule 15c3-3(k)(1).

See accompanying report of independent registered public accounting firm.

Schedule II

NELNET CAPITAL, L.L.C.

Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2012

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph k(2)(ii).

See accompanying report of independent registered public accounting firm.

NELNET CAPITAL, L.L.C.

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2012

There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2012.

See accompanying report of independent registered public accounting firm.

KPMG LLP
Suite 1501
222 South 15th Street
Omaha, NE 68102-1610

Suite 1600
233 South 13th Street
Lincoln, NE 68508-2041

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
Nelnet Capital, L.L.C.:

In planning and performing our audit of the financial statements of Nelnet Capital, L.L.C. (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Lincoln, Nebraska
February 25, 2013

KPMG

NELNET CAPITAL, L.L.C.

General Assessment Reconciliation (Form SIPC-7)

Agreed-Upon Procedures

February 25, 2013

KPMG

KPMG LLP
Suite 1501
222 South 15th Street
Omaha, NE 68102-1610

Suite 1600
233 South 13th Street
Lincoln, NE 68508-2041

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Nelnet Capital, L.L.C.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Nelnet Capital, L.L.C. (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representations regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (including check requisition forms and check copies) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012 with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (including general ledger detail, expense invoices, and financial statements) noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Lincoln, Nebraska
February 25, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Nelnet Capital, LLC
PO Box 82618
Lincoln, NE 68501-2618

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Charles Norris 402-458-2233

2. A. General Assessment (item 2e from page 2) $5,968

B. Less payment made with SIPC-6 filed (exclude interest) (944)
7/25/2012
Date Paid

C. Less prior overpayment applied (2,095)

D. Assessment balance due or (overpayment) 2,929

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $2,929

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $2,929

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Nelnet Capital, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 5 day of February, 20 13.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 12 and ending December 31, 20 12
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,399,088
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	12,000
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	12,000
2d. SIPC Net Operating Revenues	$2,387,088
2e. General Assessment @ .0025	$5,968

(to page 1, line 2.A.)